UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[    ] Check  this box if no longer  subject  to  Section  16.  Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)
   Garcia II, Ernest C.
   2525 East Camelback Road, Suite 500
   Phoenix, Arizona  85016
2. Issuer Name and Ticker or Trading Symbol
   Ugly Duckling Corporation (UGLY)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
4. Statement for Month/Year
   02/01
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [X] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Chairman of the Board
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person


Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     4,500,000      D  Direct
Common Stock                                  02/28/01 (1)P        340,000       A  $3.38 (1)    340,000        I  Indirect (1)
Common Stock                                                                                     1,500,000      I  (2)
Common Stock                                                                                     503,500        I  (3)
Common Stock                                                                                     18,800         I  (4)


Table II (PART 1) Derivative  Securities Acquired,  Disposed of, or Beneficially
Owned (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative

                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------


Table II (PART 2) Derivative  Securities Acquired,  Disposed of, or Beneficially
Owned (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------


Explanation of Responses:

(1)These 340,000 shares of Common Stock of UGLY were acquired on or about 2/28/2001 by Cygnet Capital Corporation ("Cygnet") at a purchase price of $3.375 per share. The Reporting Person is the Director, President and CEO of Cygnet. Cygnet is wholly owned by the Reporting Person and his wife. Cygnet is an affiliate of Issuer.

(2) As reported by Form 4 for the month/year 01/01, on March 5, 2001, Cygnet Capital Corporation closed the purchase of 1,500,000 shares of Ugly Duckling Corporation common stock from Harris Associates, LP at $4.174697 per share.

(3) By Verde Investments, Inc., a corporation wholly-owned by Mr. Garcia.

(4) By Verde Reinsurance Corporation, which is wholly owned by Mr. Garcia.


SIGNATURE OF REPORTING PERSON

/S/ By: Jon D. Ehlinger
-----------------------------

    For: Ernest C. Garcia II

DATE 03/08/01